SEA OTTER SECURITIES GROUP, L.L.C.
STATEMENT OF CASH FLOWS
For the Period July 27, 2015 (commencment of operations) Through December 31, 2015

Cash flows from operating activities		
Net Income	$	749,904
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		8,395
(Increase) in operating assets:		
Due from broker		(9,503,299)
Securities owend, at fair value		(2,618,765)
Prepaid expenses		(56,555)
Clearing deposit		(50,000)
Increase in operating liabilites:		
Securities sold not yet purchased		6,045,521
Accounts payable		5,051
Net cash used in operating activities		(5,419,748)
Cash flows from investing activities		
Purchase of property, plant and equipment		(38,459)
Cash flows from financing activities		
Member contributions		5,844,056
Net cash from financing activities		
Net increase in cash		385,849
Cash at beginning of period		-
Cash at end of period	$	385,849

Confidential pursuant to SEC Rule 17a5(e)(3)